                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of April, 2003



                            CHINA ENTERPRISES LIMITED
                 ----------------------------------------------
                 (Translation of Registrant's Name Into English)

      8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
      --------------------------------------------------------------------
                    (Address of Principal Executive Offices)





     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]   Form 40-F [ ]



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [ ]    No [X]

                            CHINA ENTERPRISES LIMITED
                                  PRESS RELEASE


CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002


NEW YORK, April 23, 2003 - China Enterprises Limited ("China Enterprises" or the "Company") (OTCBB: CSHEF) announced today its audited consolidated results for the year ended December 31, 2002:-

Financial Highlights

                                        Year ended               Year ended
                                     December 31, 2001        December 31, 2002          Change %
                                     -----------------        -----------------          --------
Revenues                                Rmb2,087.9M             Rmb2,610.1M               +25.0%
Profit (loss) from continuing
     operations                         Rmb36.4M                Rmb(62.9M)               -272.8%
Loss from discontinued operations
                                        Rmb(171.8M)             Rmb(199.8M)               +16.3%
Net loss                                Rmb(135.4M)             Rmb(262.8M)               +94.1%
Net loss per common share               Rmb(15.01)              Rmb(29.14)                +94.1%

Revenues, profit from continuing operations and loss from discontinued operations for the year ended December 31, 2001 have been restated from amounts previously reported to reflect the additional effect of discontinued operations of Yinchuan C.S.I. (Greatwall) Rubber Co., Limited ("Yinchuan CSI") as of December 31, 2001. Please refer to Note 1 to the attached Financial Highlights for details.

In the second quarter of fiscal 2002, the Company had successfully diversified its business outside the tire manufacturing and trading sectors through the acquisition of a substantive stake in Ananda Wing On Travel (Holdings) Limited ("Ananda"), a leading travel operator based in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited. The Company held a 32.21% equity interest in Ananda as of December 31, 2002 and the investment was accounted for as investment in an affiliate.

For the year under review, the Company disposed of two of its subsidiaries, Yantai C.S.I. Rubber Co., Limited ("Yantai CSI") and Shandong C.S.I. Synthetic Fiber Co., Limited ("Shandong Synthetic"). In the fourth quarter of fiscal 2001, the Company entered into a share transfer agreement with a third party to dispose of its entire interest in Yantai CSI and the respective shareholder's advance of Rmb20.2 million for a net aggregate consideration of Rmb25.5 million. The approval from the relevant governmental authorities had been obtained in late January 2002 and the Company transferred substantially all its risks and benefits of ownership of Yantai CSI to the buyer. The Company recognized a net realized gain on such disposal of Rmb7.9 million and the sale proceeds were fully received by the Company in cash in August 2002.

In January 2002, the Company signed a transfer agreement to sell its entire interest in Shandong Synthetic to its Chinese joint venture partner for a consideration of Rmb10,000. The sale was completed in early July 2002 and approval from the relevant governmental authorities was obtained and the Company transferred substantially all its risks and benefits of ownership of the factory to the buyer. The Company recognized a net realized gain on such disposal of Rmb12.2 million.

The tire market in China rebounded in fiscal year 2002. The production volume of tires grew by approximately 18.9% compared with that of year 2001. The increased demand of tires was mainly due to the strong growth in outputs of motor vehicles manufactured and the development of roads and highways under government policy.

In fiscal year 2002, China Enterprises remained one of the largest tire manufacturer in China and sold a total of 5.3 million units of vehicle tires,
40.9 million units of bicycle tires and 2.8 million units of wheelbarrow tires. Total revenues of the Company arising from continuing operations increased by 25.0% to Rmb2.61 billion, compared with Rmb2.09 billion in fiscal year 2001. The increase was mainly attributed to the increase in both sales volume and tires prices. Export sales constituted approximately 20.9% of the total turnover in fiscal year 2002 as compared with 21.8% of that in fiscal year 2001, representing an increase of 19.6% over the monetary amount in fiscal year 2001.

The Company achieved a positive increase in gross margin from continuing operations from 12.0% for the year 2001 to 13.8% for the year 2002. In monetary amount, the Company was able to generate Rmb359.3 million of gross profit from continuing operations in fiscal year 2002 versus Rmb250.9 million in fiscal year 2001. The increase was mainly due to the rise in margin of Hangzhou Zhongce Rubber Co., Limited to 13.5% in fiscal year 2002 compared with 11.8% in the previous year. The better margin was mainly achieved through increase in sales volume, higher selling prices and efficiency gain in outsourcing procurement.

Operating income from continuing operations increased to Rmb172.1 million in fiscal year 2002 as compared with Rmb89.5 million in fiscal year 2001. This is mainly due to the increase in gross profit and the implementation of more efficient and effective marketing strategies. Further, there was a net recovery of amounts due from related companies amounting to Rmb5 million during fiscal 2002.

Loss from continuing operations increased to Rmb62.9 million compared to a profit of Rmb36.4 million last year. It comprised a loss upon a decrease in fair value of call option associated with the convertible note of Ananda amounting to Rmb45.3 million and the Company's share of losses of Ananda in an amount of Rmb93.1 million since its acquisition on April 19, 2002. Under the unfavorable global sentiment of terrorism and the domestic deflationary economy in Hong Kong, appetite for international travel was dampened. Travel business of Ananda was in turn affected by the sharp fall in the long-haul tours while short-haul tours to Asia were only slowly recovering. After the Company's management team taking control of Ananda, it launched several large-scale promotion programmes which had proven to be successful in gaining consumers' positive feedback and thus enhancing Ananda's image. Additionally, the award of ISO9002 to Ananda on all its tour itineraries had further proved its achievement in maintaining high quality services to consumers. Ananda will continue to develop the rapidly emerging China market since it is a country with the largest traveling demand and the greatest potential for further economic growth in the coming decade. Given that Hong Kong is still facing significant economic uncertainties in the near future, Ananda will adopt a strategy by not only focusing on new developments in its traveling products but also identifying new opportunities to better utilize existing assets through renovation and rejuvenation.

Although the Company decided to reengineer the operation of Yinchuan CSI during 2002 and engaged in negotiations with its Chinese joint venture partner to formulate different alternatives for the future operations of Yinchuan CSI, the operating results of Yinchuan CSI remained poor. The Company recognized an impairment loss for the long-lived assets of Yinchuan CSI of Rmb174.3 million and initiated a process to sell Yinchuan CSI subsequently. An additional impairment charge of Rmb74.8 million was recognized for fiscal year 2002 representing management's best estimate of the loss to be recognized upon the sale of the Company's entire interest in Yinchuan CSI. The operating results of Yinchuan CSI had been segregated from continuing operations and reported as a separate line item on the consolidated statement of operations. The Company has also restated its prior years' financial information to present the operating results of Yinchuan CSI as discontinued operations. In early January 2003, the Company entered into a share transfer agreement with the Chinese joint venture partner to sell its entire interest in Yinchuan CSI at a consideration determined with reference to the carrying value of Yinchuan CSI as of December 31, 2002.

Loss from discontinued operations increased to Rmb199.8 million in the fiscal year 2002 from Rmb171.8 million in fiscal year 2001 which was mainly due to the impairment loss on Yinchuan CSI.

For the year ended December 31, 2002, the Company recorded a consolidated net loss of Rmb262.8 million, or Rmb29.14 per share. By comparison, net loss in 2001 was Rmb135.4 million and net loss per share was Rmb15.01.

The New York Stock Exchange (the "NYSE") notified the Company on December 31, 2002 that the Securities and Exchange Commission granted the application of the NYSE for removal of the common stock of the Company from listing and registration on the NYSE under the Securities Exchange Act of 1934 effective on December 30, 2002. On the other hand, the Company's common shares began trading on the OTC (over-the-counter) Bulletin Board ("OTCBB") under the stock symbol CSHEF on November 26, 2002.

The Annual General Meeting for China Enterprises will be held in Hong Kong on May 30, 2003. Based on the record date of April 14, 2003, the Company will send notice of the meeting and proxy statement to shareholders in due course.

                                   *** End ***

For more information, please contact:

Hong Kong                                   New York
---------                                   --------
China Enterprises Limited                   Citigate Financial Intelligence
Mr. Lien Kait Long                          Ms. Patricia Baronowski
Tel: (852) 2372 0130                        Tel: (1) 212 688 6840
Fax: (852) 2537 6591                        Fax: (1) 212 838 3393

CHINA ENTERPRISES LIMITED - FINANCIAL HIGHLIGHTS

Consolidated Statements of Operations:

                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                                 ---------------------------------------
                                                                    2001                2002
                                                                ------------   -------------------------
                              Notes                                Rmb'000       RMB'000     US$'000 (2)
                              -----                             ------------   -----------  ------------
                                                                (As restated,
                                                                 See Note 1)

Revenues                                                          2,087,885     2,610,076       315,226
Cost of revenues                                                 (1,837,000)   (2,250,785)     (271,834)
                                                                 ----------    ----------      --------

              Gross Profit                                          250,885       359,291        43,392

Selling, general and administrative expenses                       (134,424)     (192,211)      (23,214)
(Provision for) recovery on amounts due from related companies      (27,000)        5,016           606
                                                                 ----------    ----------      --------

              Operating income                                       89,461       172,096        20,784
                                                                 ----------    ----------      --------

Interest expenses, net                                              (28,083)      (13,584)       (1,640)
Other (expenses) income                                                (385)          191            23
Change in fair value of call option                                      --       (45,328)       (5,474)
Recovery on loan receivable                                           9,800            --            --
Equity in losses of affiliates                                       (2,486)      (89,520)      (10,812)
                                                                 ----------    ----------      --------

              Profit from continuing operations before
                income taxes and minority interests                  68,307        23,855         2,881

Provision for income taxes                                           (2,454)      (17,697)       (2,137)

Minority interests                                                  (29,428)      (69,101)       (8,346)
                                                                 ----------    ----------      --------

              Profit (loss) from continuing operations               36,425       (62,943)       (7,602)

Loss from discontinued operations (1)                              (171,784)     (199,838)      (24,135)
                                                                 ----------    ----------      --------

              Net loss                                             (135,359)     (262,781)      (31,737)
                                                                 ==========    ==========      ========

Basic and diluted (loss) earnings per common share (in
Rmb/US$ as stated) (3)
               - Continuing operations                                 4.04         (6.98)        (0.84)
               - Discontinued operations                             (19.05)       (22.16)        (2.68)
                                                                 ----------    ----------      --------
Basic and diluted loss per common share                              (15.01)       (29.14)        (3.52)
                                                                 ==========    ==========      ========

Consolidated Balance Sheets Data :

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------
                                                                      2001              2002
                                                                  ----------   ----------------------
                                                                   Rmb'000      RMB'000    US$'000(2)
                                                                  ----------   ---------   ----------
Working capital                                                      346,678      41,338       4,992
Property, plant and equipment, net                                   924,679     622,967      75,238
Total assets                                                       2,978,965   2,880,680     347,908
Current liabilities                                                1,558,660   1,830,763     221,107
Long-term bank loans, net of current portion                          37,979      76,319       9,217
Due to Chinese joint venture partners                                 30,807      10,871       1,313
Loan from related companies                                           24,498       1,689         204
Minority interests                                                   522,824     425,832      51,429
Shareholders' equity                                                 804,197     535,206      64,638

NOTES TO FINANCIAL HIGHLIGHTS

1. After careful consideration, the Company finally decided to dispose of Yinchuan CSI during fiscal 2002. Yinchuan CSI had previously been reported under the results from continuing operations for the year ended December 31, 2001.

     Accordingly, the operating results of Yinchuan CSI had been segregated from continuing operations and reported as a separate line item on the consolidated statements of operations together with Double Happiness, Yantai CSI and Shandong Synthetic. The Company had also restated its consolidated financial statements for the year ended December 31, 2001 to present the operating results of Yinchuan CSI as discontinued operations.

     Operating results of the discontinued operations are summarised below:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                    -----------------------
                                                                                      2001           2002
                                                                                     RMB'000       RMB'000
                                                                                    ---------    ----------
     Revenues                                                                       1,066,083       621,653
                                                                                   ==========      ========

     Loss from operations of discontinued components before income taxes and minority interests (including impairment write-downs for those business components of Rmb54,156 in 2001 and Rmb291,648 in 2002, loss on disposition of Rmb28,588 in 2001 and gain on disposition of Rmb20,144 in
        2002)                                                                        (259,052)     (345,012)
     Provision for income taxes                                                            --            --
     Minority interests                                                                87,268       145,174
                                                                                   ----------      --------
     Loss from discontinued operations                                               (171,784)     (199,838)
                                                                                   ==========      ========

2. The translation of Renminbi (Rmb) amounts into United States Dollar (US$) amounts are included solely for the convenience of readers in the United States of America and have been made at the unified exchange rate quoted by the People's Bank of China on December 31, 2002 at US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that or at any other rate.

3. The calculation of the basic and diluted loss per common share for the years ended December 31, 2001 and 2002, is based on the weighted average number of common shares outstanding during the years ended December 31, 2001 and 2002 of 9,017,310. There had not been any dilutive securities.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                        CHINA ENTERPRISES LIMITED




                                        By (Sd.) Lien Kait Long
                                           -------------------------------------
                                                 Lien Kait Long
                                                 Chief Financial Officer


Dated: 30th April, 2003